Lance A. Berry
Senior Vice President and
Chief Financial Officer
(901) 867-4607

September 6, 2013

VIA EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Wright Medical Group, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed February 22, 2013
Form 10-Q for the quarter ended June 30, 2013
File No. 000-32883

Dear Mr. Vaughn:

This letter sets forth the responses of Wright Medical Group, Inc. to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in the letter dated August 15, 2013 from Kevin L. Vaughn to Mr. Robert J. Palmisano, our Chief Executive Officer. We understand that your review and comments are intended to assist us with our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate the willingness of you and Gary Newberry, Staff Accountant and Lynn Dicker, Reviewing Accountant, to work with us in this regard. For your convenience, we have restated your original comments prior to our responses.

Form 10-K for the year ended December 31, 2012

Item 7A. Management's Quantitative and Qualitative Disclosures about Market Risk, page 51

1.
Please revise future filings to provide all of the disclosures required by Item 305 of Regulation S-K for all of the market risks of your various financial instruments, including the 2017 convertible Notes, 2017 Notes Conversion Derivative and 2017 Notes Hedges. In this regard, provide quantitative information in one of the three alternatives set forth in Item 305 of Regulation S-K and General Instructions to Paragraph 205(a) and 205(b).

Response:
In future filings, we will provide all disclosures required by Item 305 of Regulation S-K for all of the market risks of our financial instruments, including the 2017 Convertible Notes, 2017 Notes Conversion Derivative, and 2017 Notes Hedges. Below is an example of the incremental disclosure we plan to report in Item 7A of future filings related to the financial instruments described above:

Equity Price Risk
The fair value of our 2017 Notes Conversion Derivative and our 2017 Notes Hedge is directly impacted by the price of our common stock. We entered into the 2017 Notes Hedges in connection with the issuance of the 2017 Convertible Notes with the Option Counterparties. The 2017 Notes Hedges, which are cash-settled, are intended to reduce our exposure to potential cash payments that we are required to make upon conversion of the 2017 Convertible Notes in excess of the principal amount of converted notes if our common stock price exceeds the conversion price.

The following tables present the fair values of our 2017 Notes Conversion Derivative and 2017 Notes Hedge as a result of a hypothetical 10% increase and decrease in the price of Wright Medical common stock. We believe that a 10% change in the stock price is reasonably possible in the near term.

(in thousands)
	Fair Value of Security Given a 10% decrease in stock price	Fair Value of Security as of June 30, 2013	Fair Value of Security Given a 10% increase in stock price
2017 Notes Hedge (Asset)	71,000	91,000	112,000

2017 Notes Conversion Derivative (Liability)	(67,000)	(85,000)	(105,000)

Other
As of June 30, 2013, we have outstanding $300 million principal amount of Convertible Notes due 2017. We carry this instrument at face value less unamortized discount on our consolidated balance sheets. Since this instruments bears interest at a fixed rate, we have no financial statement risk associated with changes in interest rates. However, the fair value of these instruments fluctuates when interest rates change, and in the case of Convertible Notes, when the market price of our stock fluctuates. We do not carry the Notes at fair value, but present the fair value of the principal amount of our Notes for disclosure purposes.

Consolidated Financial Statements, page 53

Consolidated Statements of Comprehensive Income, page 58

2.
Please revise future filings to disclose the changes in the accumulated balances for each component of other comprehensive income. Refer to paragraph 220-10-45-14a and 220-10-55-15 of the FASB Accounting Standards Codification.

Response:
In future filings, we will include the disclosures regarding changes in and reclassifications from accumulated other comprehensive income. The proposed disclosures would be as follows for the quarter ended June 30, 2013.

Accumulated other comprehensive income consisted of the following (in thousands):

	Currency Translation Adjustments	Unrealized Gain (loss) on Marketable Securities	Minimum Pension Liability Adjustment	Total
Balance December 31, 2012	$18,988	$3,216	$330	$22,534
Other comprehensive income (loss), net of tax before reclassification	(4,691)	1,523	(15)	(3,183)
Reclassification: Gain on Equity Securities, net of tax		(4,757)		(4,757)
Balance June 30, 2013	$14,297	$(18)	$315	$14,594

3.
We note that you record “at least the minimum estimated liability related to those claims where a range of loss has been established.” Please tell us how you establish a range of loss, how you determine the amount to accrue and how you estimate reasonably possible losses subject to disclosure under Topic 450 of the FASB Accounting Standards Codification.

Response:
We evaluate our contingencies to determine whether it is probable, reasonably possible or remote that a liability has been incurred. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss can be estimated. For unresolved contingencies with potentially material exposure that are deemed reasonably possible, we evaluate whether a potential loss or range of loss can be reasonably estimated.
Our evaluation of these matters is the result of a comprehensive process designed to ensure that recognition of a loss or disclosure of these contingencies is made in a timely manner. The process involves both accounting and legal personnel and includes regularly scheduled quarterly meetings shortly before the completion and release of our financial statements to evaluate any new legal proceedings and the status of any existing matters.

In determining whether a loss should be accrued or a loss contingency disclosed, we evaluate a number of factors including:

•	the procedural status of each lawsuit,

•	any opportunities for dismissal of the lawsuit before trial,

•	the amount of time remaining before trial date,

•	the status of discovery,

•	the status of settlement, arbitration or mediation proceedings, and

•	management's estimate of the likelihood of success prior to or at trial.

The estimates used to establish a range of loss and the amounts to accrue are based on previous settlement experience, consultation with legal counsel, and management's settlement strategies.

4.	Please explain to us the option pricing model used to determine fair value of the 2017 Notes Hedges and 2017 Notes Conversions Derivative, and the assumptions used in the model.

Response:
To determine the fair value of the embedded conversion option in the 2017 Notes Conversion Derivative (Conversion Derivative), a binomial lattice model was used. A binomial stock price lattice generates two probable outcomes of stock price - one up and another down. This lattice generates a distribution of stock price at the maturity date. Using this stock price lattice, a conversion option lattice was created where the value of the embedded conversion option was estimated. The conversion option lattice first calculates the possible conversion option values at the maturity date using the distribution of stock price, which equals to the maximum of (x) zero, if stock price is below the strike price, or (y) stock price less the strike price, if the stock price is higher than the strike price. The value of the conversion derivative at the valuation date was estimated using the conversion option values at the maturity date by moving back in time on the lattice. Specifically, at each node, if the Notes are eligible for early conversion, the value at this node is the maximum of (i) the early conversion value, which is the stock price less the strike price, and (ii) the discounted and probability-weighted value from the two probable outcomes in the future. If the Notes are not eligible for early conversion, the value of the conversion option at this node equals to (ii). In the conversion option lattice, credit adjustment was applied in the model as the embedded conversion option is settled with cash instead of shares.

To estimate the fair value of the 2017 Notes Hedges, we used the Black-Scholes formula combined with credit adjustments, as the bank counterparties have credit risk and the call options are cash settled. We assumed that the call options will be exercised at the maturity since our common stock does not pay any dividends and management does not expect to declare dividends in the near term.

The following assumptions were used in the fair market valuations of the 2017 Notes Hedges and Conversion Derivative as of June 30, 2013:

	2017 Notes Conversion Derivative	2017 Notes Hedge

Stock Price Volatility (1)	35%	35%
Credit Spread for Wright (2)	3.0%	N/A
Credit Spread for Bank of America, N.A. (3)	N/A	1.1%
Credit Spread for Deutsche Bank AG (3)	N/A	1.0%
Credit Spread for Wells Fargo Securities, LLC (3)	N/A	0.6%

(1)	Volatility selected based on historical and implied volatility of common shares of Wright Medical Group, Inc.

(2)	Credit spread was estimated based on BVAL price from Bloomberg as of valuation date.

(3)	Credit spread of each bank is estimated using CDS curves. Source: Bloomberg.

Note 17 - Commitments and Contingencies, page 85

Product Liability, page 86

5.
We note that you recorded your PROFEMUR® personal injury claims as part of your standard product liability accruals, and the management estimate made in the third quarter of 2011 with regard to North American claims liability. Please tell us the following:

•
whether you consider the additional accrual in the third quarter of 2011 to be a change in accounting estimate, a change in accounting policy or an accounting contingency and how you made this determination,

Response:
The additional accrual made in third quarter of 2011 was a change in accounting estimate. During the third quarter, we continued our evaluation of modular neck fractures. During that period, there was an approximate 20% increase in the number of reported fractures.

At the same time, we were notified by our legal counsel that it was becoming more difficult to settle the outstanding claims and litigation at the amounts we had been settling for historically. Upon review, the average settlement amount was increasing during 2011 and the number of fractures that were resulting in claims/litigation was also increasing.

Additionally, During Q3 2011, our Board of Directors hired a new CEO, Robert Palmisano. Mr. Palmisano determined that we should actively pursue settlement of all PROFEMUR® modular neck fracture claims and litigation to avoid the legal fees and management time spent defending these cases. As such, we determined we had an estimable and probable liability related to all ongoing PROFEMUR®

modular neck fracture claims and litigation, no matter the current status of the individual cases, as well as for probable future litigation for estimated future fractures.

•	what, if any, warranty for personal injury you provide to end users of this product, and

Response:
We have not provided a warranty for personal injury for our PROFEMUR® products.

•	how you determine, in reasonable detail, what amounts to accrue and how such accruals are adjusted or changed for claims in North America and outside of North America.

Response:
Our accrual for our Profemur® modular necks consists of an accrual for current claims and litigation, and an accrual for estimated future claims.

Current claims and litigation
We have recorded an accrual for all current claims and litigation in North America. The amount recorded for is based on historical settlements, unless circumstances of an individual claim or litigation warrant a higher specific accrual. Current claims and litigation outside of North America are accrued based on our standard methodology for product liability claims, as discussed above in Comment 3.

Estimated future claims
We have recorded an accrual for estimated future claims, using the following methodology:

1)	We conducted an overall review of our fracture rates as a percentage of sales for all size necks sold in North America, and the rest of the world (ROW).

2)
Based on the results of the fracture rate analysis, we determined that the fractures appeared to primarily result in North America (attributed to different patient demographics) if a long modular neck was implanted. Further, fractures outside North America don't have as high a rate of claims as are encountered in North America. We further determined that we had adequate fracture history for long titanium necks to appropriately analyze fracture rates as a percentage of units sold.

3)
We reviewed the history of long titanium necks sold in North America and determined, for the small percentage of necks which fractured, the average length of time and maximum length of time to fracture. Based on this data, we estimated fractures using a % of sales methodology for products sold in 2006 through 2011. For products sold prior to 2006, we assumed that any fractures that were going to occur had already occurred. Using the estimated fracture rate, we determined estimated future fractures by subtracting those reported to date from the total estimate. These rates are periodically updated to ensure that current trends are reflected in our estimated fracture rates used in the accrual.

4)
We review historical legal claims and litigation associated with modular neck fractures to determine the percentage of fractures in North America that have resulted in a claim or lawsuit. Based on this analysis, we estimated the low end and high end ranges for future claims.

5)
We review historical settlements of claims and litigation associated with modular neck fractures to determine an estimate of our probable liability per claim. Based on this analysis, we estimate a liability range for future fractures that result in claims.

Each quarter, we evaluate the fracture rates and average settlements for long neck claims and lawsuits in North America to confirm that our assumptions remain accurate.

6.
You state that future revisions of your provisions could materially impact results of operations. Please disclose any reasonably possible loss or range of loss for all current known claims for product liability, or state why such range could not be estimated in future filings.

Response:

In future filings, we will disclose the amount or range of reasonably possible losses, to the extent material, or state why we cannot estimate the amount of possible losses.

Note 18 - Segment Data

7.
We note the discussion of other items not considered in segment profitability. Please provide the disclosures of paragraph 280-10-50-29b of the FASB Accounting Standards Codification regarding accounting policies for allocation of centrally incurred costs included as corporate expenses that are necessary for an understanding of the reported segment information in future filings.

Response:
If applicable, in future filings, we will provide the disclosures included in paragraph 280-10-50-29b regarding accounting policies for the allocation of centrally incurred costs that are necessary for an understanding of the reported segment information.

Form 10-Q for the Quarter Ended June 30, 2013

Liquidity and Capital Resources, page 28

8.	Please disclose the following information for each of your in-process research and development projects in future filings:

•	the fair value assigned to each project,

•	the stage of completion at acquisition date of the projects,

•	the current status of the projects,

•	the costs incurred during each period presented and to-date on the projects,

•	the nature, timing and estimated costs of the efforts necessary to complete the projects,

•	the anticipated completion dates, and

•	the risks and uncertainties associated with completing development on schedule and the financial impact on operations or your financial position.

To the extent any such information is not available, disclose the fact and the circumstances that preclude you from providing it. Refer to the following for more information research and development expenses: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii

Response:
During the third quarter of 2013, we plan to finalize the valuation of in-process research and development projects associated with our BioMimetic acquisition completed in March 2013. In future filings, we will provide the required disclosures above for each of our in-process research and development projects.

Critical Accounting Policies and Estimates, page 29

9.	In future filings, please discuss the methods and assumptions used to estimate the fair value assigned to your in-process research and development.

Response:
In future filings, we will discuss the methods and assumptions used to estimate the fair value assigned to our in-process research and development assets.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff Comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses satisfactorily address your comments. If you have further comments or questions or require any additional information concerning this filing or the matters discussed herein, please contact me at 901-867-4607.

Very truly yours,
/s/ Lance A. Berry

Lance A. Berry
Senior Vice President and Chief Financial Officer

cc:	Robert J. Palmisano, President and Chief Executive Officer
James A. Lightman, Sr. Vice President and General Counsel
Gregory E. Barnes, KPMG LLP